Exhibit 99.1

AMENDED AND RESTATED

SECURITIES PURCHASE AGREEMENT

This Amended and Restated Securities Purchase Agreement (this “Agreement”) is dated May 20, 2024, between Kaixin Holdings (formerly known as Kaixin Auto Holdings), an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and Shangyue Limited, an exempted company incorporated under the laws of the British Virgin Islands (the “Purchaser”).

WHEREAS, the Company and the Purchaser entered into an instrument of transfer on June 14, 2023 pursuant to which the Company transfers the 100% equity of Kaixin Auto Group under its name to the Purchaser and agrees to give the Purchaser corresponding compensation if the net assets of Kaixin Auto Group are negative (the “Equity Transfer Transaction”). The Company and the Purchaser have previously entered into a securities purchase agreement dated as of February 22, 2024 (the “Original Securities Purchase Agreement”), pursuant to which the Company agreed to issue 7,000 Series G Convertible Preferred Shares with a total Stated Value of $7,000,000 to the Purchaser as part of the Equity Transfer Transaction.

WHEREAS, the Company and the Purchaser have agreed amend and restate the terms of the Original Securities Purchase Agreement in order to remove the terms of the Series G Convertible Preferred Shares on redemption at the option of the Company.

WHEREAS, the board of directors of the Company has deemed it in the best interests of the Company and its shareholders that the Company to amend and restate the terms of the Original Securities Purchase Agreement on the terms set forth in this Agreement and resolved on May 20, 2024 that the Company shall issue 12,800 Series G Convertible Preferred Shares with a total Stated Value of $12,800,000 to the Purchaser as part of the Equity Transfer Transaction.

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2)     of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree to amend and restate the terms of the Original Securities Purchase Agreement in its entirety as follows:

ARTICLE I.

DEFINITIONS

1.1     Definitions. In addition to the terms defined elsewhere in this Agreement: (a)     capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Certificate of Designation (as defined herein), and (b)     the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Certificate of Designation” means the Certificate of Designation in the form of Exhibit A attached hereto.

“Closing” means the closing of the purchase and sale of the Preferred Shares pursuant to Section 2.1.

“Commission” means the United States Securities and Exchange Commission. “Conversion Price” shall have the meaning ascribed to such term in the Certificate of Designation.

“Conversion Shares” shall have the meaning ascribed to such term in the Certificate of Designation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.00075 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Shares Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Outstanding Preferred Shares” means Series A Convertible Preferred Shares, Series D Convertible Preferred Shares, Series E Convertible Preferred Shares, and Series F Convertible Preferred Shares issued by the Company that are outstanding at the time of liquidation as of the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Shares” means the up to 12,800 shares of the Company’s Series G Convertible Preferred Shares issued hereunder having the rights, preferences and privileges set forth in the Certificate of Designation.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Required Approvals” shall have the meaning ascribed to such term in Section3.1(e).

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“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities” means the Preferred Shares and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stated Value” means $1,000 per Preferred Share.

“Subsidiary” means any direct or indirect subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Certificate of Designation, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Underlying Shares” means the Ordinary Shares issued and issuable upon conversion of the Preferred Shares, and issued and issuable in lieu of the cash payment of dividends on the Preferred Shares in accordance with the terms of the Certificate of Designation.

ARTICLE II.

PURCHASE AND SALE

2.1        Closings.

On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to issue to the Purchaser an aggregate of 12,800 Series G Convertible Preferred Shares with the aggregate Stated Value of US$12,800,000. The Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.

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2.2        Deliveries.

(a)     On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)	this Agreement duly executed by the Company;

(ii)	the Certificate of Designation executed by the Company; and

(iii)	a certificate evidencing an aggregate of 12,800 Series G Convertible Preferred Shares.

(b)     The Purchaser shall deliver or cause to be delivered to the Company the following:

(i)	this Agreement duly executed by the Purchaser on or prior to the Closing Date.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1        Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchaser:

(a)      Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b)      Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i)     as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii)      as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii)     insofar as indemnification and contribution provisions may be limited by applicable law.

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(c)      No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i)     conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii)     conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti- dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii)     subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii)     and (iii), such as could not have or reasonably be expected to result in a material adverse effect.

(d)     Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i)     the notice and/or application(s)     to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Underlying Shares for trading thereon in the time and manner required thereby, and (ii)     the filing of Form D with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(e)     Approvals by other Rights Holders. The Company has obtained the requisite approvals, or waivers, as the case may be, from holders of Preferred Shares, as set forth in the respective transactional documents.

(f)      Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Underlying Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Company has reserved from its duly authorized capital stock a number of Ordinary Shares for issuance of the Underlying Shares at least equal to the Required Minimum on the date hereof.

(g)     Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

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(h)     Investment Company. The Company is not, and immediately after receipt of payment for the Securities, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(i)       No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i)     the Securities Act which would require the registration of any such securities under the Securities Act, or (ii)      any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(j)      No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(k)     Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i)     taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii)      sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii)     paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii)     and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(l)      No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule  506 under the Securities Act, other than the Purchaser, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i)     to (viii)     under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2)     or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

(m)    Other Covered Persons. The Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

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(n)     Notice of Disqualification Events. The Company will notify the Purchaser in writing, prior to each Closing Date of (i)      any Disqualification Event relating to any Issuer Covered Person and (ii)     any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2        Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)     Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i)     as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii)     as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii)      insofar as indemnification and contribution provisions may be limited by applicable law.

(b)      Own Account. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c)      Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it converts any Preferred Shares, it will be an “accredited investor” as defined in Rule 501(a)     under the Securities Act.

(d)      Experience of Such Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

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(e)      General Solicitation. The Purchaser is not, to such Purchaser’s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

(f)      Disqualification Event. The Purchaser is not subject to any Disqualification Event.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1        Transfer Restrictions.

(a)      The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Purchaser under this Agreement.

(b)      The Purchaser agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS [EXERCISABLE] [CONVERTIBLE]] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES COMMISSION OF ANY STATE, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [EXERCISE]/[CONVERSION] OF THIS SECURITY] MAY  BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER- DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a)     UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

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4.2        Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Underlying Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.3        Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4        Indemnification of Purchaser. Subject to the provisions of this Section 4.4, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a)     any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b)     any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.

4.5        Conversion Procedures. The form of Notice of Conversion included in the Certificate of Designation set forth the totality of the procedures required of the Purchasers in order to convert the Preferred Shares. Without limiting the preceding sentences, no ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required in order to convert the Preferred Shares. No additional legal opinion, other information or instructions shall be required of the Purchaser to convert its Preferred Shares. The Company shall honor conversions of the Preferred Shares and shall deliver Underlying Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

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ARTICLE V. MISCELLANEOUS

5.1        Termination. This Agreement may be terminated by the Purchaser by written notice to the Company, if the Closing has not been consummated on or before the Closing Date.

5.2        Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3        Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a)     the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b)     the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, or (c)     upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.4        Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.4 shall be binding upon each Purchaser and holder of Securities and the Company.

5.5       Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchaser.”

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5.6        No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.4 and this Section 5.6.

5.7        Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.

5.8        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.9        WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

KAIXIN HOLDINGS

By:
Name: Mingjun Lin
Title: Director and CEO

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SHANGYUE LIMITED

By:
Name: Jie Li
Title: Director

EXHIBIT A

FORM OF CERTIFICATE OF DESIGNATION

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